MyOtherCountryClub.com 18124 Wedge Pkwy Ste 1050 Reno, NV 89511 775-851-7397 775-201-8331 fax

June 17, 2010
United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Stephani Bouvet
100 F Street, N.E.
Washington, DC 20549

Re: MyOtherCountryClub.com
Registration statement on Form S-1A #3
File No: 333-165407

Enclosed is our response to your comments of May 26, 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331.

Sincerely;

/s/ Michael F. Smith
Michael F. Smith
President

General

1.	Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Response: Updated financials have now been included.

Form S-l/A

Risk Factors, page 5

"We hope to be a fully reporting company and register our common stock under Section 12(g) of the Exchange Act ...," page 9

2.
The caption fails to highlight the circumstances or conditions that pose a risk to investors, nor does it state the resulting risk. The condition presenting a material risk to investors appears to be that you are not a fully reporting company and may not become one. As noted in prior comment 4, to the extent that your Securities Act registration statement may become effective prior to effectiveness of an Exchange Act registration statement, alert investors that until an Exchange Act filing is effective, you will not have a Section 12(g) registered class of securities. Inform holders that you will only be required to comply with the limited reporting obligations required by Section 13(a) of the Exchange Act, until the Exchange Act filing is effective. Further, your disclosure on page 49 continues to suggest that you will be a fully reporting company. Revise accordingly. The risk factor should not focus on contingencies or future developments that might mitigate the risk. However, we will not object if you briefly state that you might seek to become a fully reporting company at a later time, and include a cross-reference to a portion of the body of the filing that provides reasonably detailed information concerning your plans in that respect.

Response:

WE ARE NOT YET A FULLY REPORTING COMPANY AND MAY NOT BECOME ONE

Our Securities Act Registration statement may become effective prior to effectiveness of an Exchange Act registration statement and until an Exchange Act filing is effective we will not have a Section 12(g) registered class of securities.  Until the Exchange Act filing is effective we will only be required to comply with the limited reporting obligations required by Section 13 (a) of the Exchange Act.

Companies trading on the OTC Bulletin Board must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the OTC Bulletin Board.  If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board.  As a result, the market liquidity for our securities could be adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Procedures and Requirements for Subscription, page 21

3.
Exhibit 10.1 seemingly concerns an unregistered, exempt transaction. We note section 5(iv) and section 6 in this respect. Please file a subscription agreement that conforms to the description of the offering described in your Form S-l. We may have further comments, upon receipt and review of the subscription agreement.

Response: filed as exhibit

Industry Background, page 23

4.
You attribute various statements regarding the market where you plan to conduct business to individuals and other parties that you name. Please confirm to us that the third parties you quote and identify have read the disclosure and confirmed their understanding that their market estimates are being used in a filing of the company to sell its securities. Alternatively, please eliminate the reference to such third parties and revise to make the statements your own, based on your knowledge of the industry.

Response:

INDUSTRY BACKGROUND

It is our observation that Private Golf Clubs are feeling the “pinch” of the economy throughout the United States. Although many restrictive private country clubs traditionally recruit members by invitation only; recently private Country Clubs in the Reno, NV area are promoting memberships with no initiation fee and nominal monthly spending limits.  Some of these courses were offering their memberships for a staggering $50,000 or more two years ago.

Some of these clubs are promoting an “affiliate” program for members who did not have to pay the fee for about three years. When that time period ends, the affiliated members will have to decide whether to remain and pay the full fee or to resign from the club — perhaps to look for another deal from another club.

In Arizona, the Anthem Golf & Country Club, about 35 miles north of Phoenix, is offering to pay the golf dues for new members through November. Anthem is also pursuing what is becoming a common strategy among private clubs, aggressively chasing the family market with a host of low-cost, nongolf programs and attractions.  It’s almost like buying a car or a house right now. You just have to have the guts to pull the trigger.

Scores of people across the country have relinquished their country club memberships to save money, and thousands have suspended their memberships for a year. Many private clubs, attempting to maintain their high levels of service and hefty operating budgets amid the recession, have responded by discounting, delaying or waiving initiation fees. Annual dues, often in the range of $10,000 to $20,000, are being restructured or offered in installment packages, and senior members are being solicited for short-term loans to keep some clubs financially stable.

Industry analysts are predicting that some struggling private clubs will close in the next year or two. But it may not be a significant number because many of those will instead become public enterprises, or semiprivate clubs that accept nonmembers for play at certain times, like weekdays.”

But the private club isn’t going away. In 10 years, there could be as many as 4,000 private clubs and about 12,000 other golf facilities, just like we have now. Already, far more people play golf at public courses than private ones. Of the estimated 28 million golfers in the United States, about 2.1 million belong to private clubs. Membership has traditionally meant access to a high-level golf course, which is usually far less crowded than a public facility — not an inconsequential benefit on weekends in populated areas like the Northeast. A private club’s grounds often include a clubhouse, a pool and tennis courts. These enticements remain the primary perks of membership, but the typical private club now faces cultural forces that began undermining its appeal even before the economic crisis. Two-income families with hectic schedules, which include weekends chock full of youth sports games or music lessons or karate classes, do not have the time to spend a day playing golf or tennis followed by a leisurely lunch or formal dinner. The demographic has shifted, and now people want fitness centers, junior programs, casual dining and programs that engage the whole family.” The Anthem Golf & Country Club, for example, has not one but two state-of-the-art fitness centers. The club has a variety of dining options and also offers hiking excursions, children’s cooking classes, complimentary golf clinics, happy-hour pricing in its lounge and “dive-in movies” for children and adults in its pool.” Deciding whether to spend the money to join a club has become a family decision.

We hope our program will be well received by our targeted market, the Country Clubs themselves as an added value to their current and future membership options.  Added services we might be able to offer the Club members in the future will also enhance the value of their memberships.

5.
In response to prior comment 11, we note that you have filed a newspaper article as Exhibit 10.2 to your Form S-l. Please note that exhibits filed pursuant to Item 601(b)(10) of Regulation S-K relate to material contracts. Please either remove the newspaper article as an exhibit or revise to provide it as an Exhibit 99 designation.

Response: the newspaper article had been withdrawn.

Officers and Key Personnel of the Company, page 45

6.
Please expand your discussion of the current business activities with which Mr. Smith is currently engaged by describing the nature of the responsibilities undertaken at each entity, as well as the size of the operation he supervises. Refer to Item 401(e)(1) of Regulation S-K.

Response:

OFFICERS AND KEY PERSONNEL OF THE COMPANY

The address of each executive officer and director is c/o:

MyOtherCountryClub.com
18124 Wedge Pkwy, Ste 1050
Reno, Nv 89511

Michael F Smith - Founder, Chairman and CEO (Director, Age: 60)

Mr. Smith has been working in electronic commerce and the Internet since 1985. He has an extremely broad background in IT, Internet Security and Systems Analysis.   Mr. Smith is an entrepreneur who works independently and has no “employer”.

2005 – 2006 As Consultant, designed, installed and configured the technical production infrastructure to bring “The Weekly Top Forty Show” with Rick Dees onto the Internet.  Included training folks on media streaming preparation, editing and production.

2006 – Current: Founded Media XXL, a Nevada corporation, to provide executive consulting services (business planning, financial planning, strategic planning) to: - Owl Pals, LLC (later became Owl Pals Inc.), a producer of children’s toys and books.   Mr. Smith is the only employee of this company and is “on call” as a consultant to the company.

2007 – Current: Founded the Perfect Internet Service to provide web enabled services for all Internet-enabled devices, especially portable devices like the iPhone, iPod touch, (now, also iPad), Sony PSP and Android smart phones.  First project is “My Online Health Journal” (in development) and “Smart 911” (in design).   Mr. Smith is the only employee of this company and it is still in the “concept” stage.  Mr. Smith devotes about 10 hours a week to this project.

2008 - Current:  Part of the design team of “Green” municipal planning for “Monarch Cancun” a golf resort in development in Cancun, MX.   Mr. Smith is an IT consultant to the Resort and monitors their internet security.  Mr. Smith devotes perhaps 20 hours a week at this time to this project.

Conflicts of Interest, page 45

7.
As requested in prior comment 15, please explain the nature and extent of potential conflicts regarding corporate opportunities that are presented by the historical and prospective business activities of your executives and the company's scope of business. Revise your disclosure to describe the other entities with which your officers and directors are currently involved, which relationships present a reasonable likelihood of conflicts you reference. Also, tell us what consideration you have given to including corresponding risk factor disclosure.

Response:  we included this in the risk factors

CONFLICTS OF INTEREST

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time and effort.  Mr. Smith is an entrepreneur, and is engaged in business activities outside of our business, the amount of time he devotes to our business will grow as the business continues to grow.  Currently Mr. Smith is dedicating approximately 20 hours per week.  Mr. Smiths other projects at this time do not put a large demand on his time.  Mr. Smith has not been a Director of a public company the past five years. Mr. Smith is an IT consultant to Monarch Canyon Resort and monitors their internet security.  Mr. Smith devotes perhaps 20 hours a week at this time to this project.  Mr. Smith’s responsibility is to keep the Resort current with 21st Century technology and they are his largest source of revenue at this time.  This responsibility may demand more of his time and could conflict with the time needed to grow our business.

Summary Compensation Table, page 47

8.
The tabular format you use was superseded by amendments to Item 402 to Regulation S-K that were effective in 2007. See SEC Release 33-8732 and subsequent amendments. Particular attention should be paid to the changes to the columnar headings. Revise to disclose the aggregate fair market value of the stock award of 7.5 million shares to Mr. Smith, as of the grant date. Refer to Item 402(n)(2)(v) of Regulation S-K. Also, include a total compensation column in your table.

Response:

SUMMARY COMPENSATION TABLE

The table below summarizes all compensation awarded to, earned by, or paid to our Officers for all services rendered in all capacities to us for the fiscal periods indicated.

						Non-Equity
Name and						Incentive	Nonqualified
Principal				Stock	Option	Plan	Deferred	All Other
Position	Year	Salary($)	Bonus($)	Awards($)	Awards($)	Compensation($)	Compensation($)	Compensation($)	Total($)
Michael F Smith	2009	0	0	7,500	0	0	0	0	7,500
Chairman, President, CEO & CFO	2010	0	0	0	0	0	0	0	0